Exhibit 99.2

CONSOLIDATED SIX-YEAR REVIEW

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, RATIOS AND MISCELLANEOUS DATA)	2005	2004	2003	2002	2001	2000

Operating Results
Revenue	$5,616	5,270	3,949	3,091	3,194	3,916
Operating income (loss)(1)	$(4)	264	(75)	(71)	(195)	414
Net income (loss)(2)	$(104)	252	(1)	(112)	(161)	266
Total assets	$5,217	5,047	4,413	4,154	4,359	4,754
Capitalization
Current bank loans	$1	—	—	3	14	28
Long-term debt(2)	2,038	1,714	1,682	1,793	2,089	2,004
Less: Cash and cash equivalents(3)	(231)	(310)	(277)	(59)	(88)	(27)
Net debt(1)	$1,808	1,404	1,405	1,737	2,015	2,005
Shareholders’ equity	1,219	1,493	1,309	980	1,033	1,345
Total capitalization net of cash and cash equivalents	$3,027	2,897	2,714	2,717	3,048	3,350
Cash Flow Data
Capital expenditures (net of project advances)	$419	227	119	70	168	440
Cash from (used in) operations	$228	334	(26)	314	239	314
Net debt additions (repayments)	$317	15	(157)	(307)	68	(72)
EBITDA(1)	$454	569	238	215	62	720
Data per Common Share
Net income (loss)
— Basic	$(1.26)	2.91	(0.02)	(1.30)	(1.88)	3.00
— Diluted	$(1.26)	2.71	(0.02)	(1.30)	(1.88)	2.84
Common shareholders’ equity at year-end(1), (4)	$14.81	19.13	15.76	12.40	13.05	16.52
Ratios
Return (loss) on average common equity(5)	(7.7)%	19.1%	(0.1)%	(11.1)%	(13.5)%	19.5%
Net debt to total capitalization(1)	59.7%	48.5%	51.8%	63.9%	66.1%	59.9%
Funds flow coverage of financial charges(1), (6)	3.0	x	4.5	x	1.7	x	1.8	x	1.2	x	4.2	x
Miscellaneous Data
Employees at year-end	3,600	4,100	4,300	4,300	4,600	4,700
Closing share price
— TSX ($Cdn)	$38.81	56.70	35.04	28.89	30.75	28.10
— NYSE ($U.S.)	$33.40	47.30	26.95	18.30	19.27	18.81
Dividends and distributions
Common shares	$27	28	25	23	23	23

(1)  In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures presented by other companies.

(2)  On January 1, 2005, NOVA Chemicals adopted new Canadian Accounting Standards, which require certain preferred shares and securities to be classified as long-term debt as opposed to equity. Related dividends and distributions have been reclassified to interest expense, thereby reducing net income. Prior periods have been restated accordingly. Long-term debt includes current portion of long-term debt.

(3)  As a result of the reclassification of the preferred shares to long-term debt (see (2)), cash and cash equivalents include restricted cash associated with the preferred shares, which is classified in investments and other assets in the Consolidated Balance Sheets. Prior periods have been restated accordingly.

(4)  Common shareholders’ equity divided by outstanding common shares. Years prior to 2005 assume the retractable preferred shares were exchanged for common shares, to a maximum of 8.5 million. Effective September 2005, the preferred shares are no longer convertible to common shares.

(5)  Net income (loss) divided by average common equity.

(6)  Funds flow from operations plus interest expense (net) less interest income divided by gross interest expense. As a result of the changes noted in (2), prior periods have been restated.

MANAGEMENT’S REPORT

To the Shareholders of NOVA Chemicals Corporation

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

Each year we document the design and operating effectiveness of internal control over external financial reporting. The results of this work have been subjected to audit by the shareholders’ auditors. As at year end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals’ Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals’ annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

Jeffrey M. Lipton	Larry A. MacDonald
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 15, 2006
Calgary, Canada

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The following report is provided by management in respect of NOVA Chemicals’ internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1. NOVA Chemicals’ management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals’ internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals’ internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals’ internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals’ internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3. NOVA Chemicals’ Consolidated Financial Statements include the accounts of the NOVA Innovene joint venture via proportionate consolidation in accordance with Canadian GAAP. Management has been unable to assess the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the ability to dictate or modify the controls of the joint venture and does not have the ability, in practice, to assess those controls. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2005 Consolidated Financial Statements of NOVA Chemicals included $262 million and $162 million of total and net assets, respectively, as of December 31, 2005, and $128 million and $28 million of revenues and net loss, respectively, for the year then ended.

4. Management has assessed the effectiveness of NOVA Chemicals’ internal control over financial reporting, as at December 31, 2005, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals’ internal control over financial reporting that have been identified by management.

5. Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2005, has also issued a report on management’s assessment of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on Page 67 of this Annual Report.

Jeffrey M. Lipton	Larry A. MacDonald
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 15, 2006
Calgary, Canada

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2005, 2004, and 2003, and the Consolidated Statements of Income (Loss) and Reinvested Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, in 2005, the Corporation changed its method of accounting for financial instruments with characteristics of both debt and equity, and for the measurement date for reporting related to defined benefit plans.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2005, 2004, and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian Generally Accepted Accounting Principles.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NOVA Chemicals Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2006, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

February 15, 2006
Calgary, Canada

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited management’s assessment, included on page 65 of this annual report, that NOVA Chemicals Corporation (NOVA Chemicals) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the NOVA Innovene joint venture, included in NOVA Chemicals’ 2005 Consolidated Financial Statements and constituting $262 million and $162 million of total and net assets, respectively, for the year ended December 31, 2005, and $128 million and $28 million of revenues and net loss, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at the joint venture because NOVA Chemicals does not have the ability to dictate or modify the controls of the joint venture, nor the ability, in practice, to assess those controls. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of NOVA Innovene.

In our opinion, management’s assessment that NOVA Chemicals maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals as at December 31, 2005, 2004 and 2003 and the Consolidated Statements of Income (Loss) and Reinvested Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 15, 2006, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

February 15, 2006
Calgary, Canada

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND REINVESTED EARNINGS

YEAR ENDED DECEMBER 31 (MILLIONS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)	2005	2004(1)	2003(1)

Revenue	$5,616	$5,270	$3,949
Feedstock and operating costs	4,911	4,380	3,476
Depreciation and amortization	290	297	298
Selling, general and administrative	201	273	190
Research and development	50	48	45
Restructuring charges (Note 14)	168	8	15
	5,620	5,006	4,024
Operating income (loss)	(4)	264	(75)
Interest expense (net) (Note 8)	(113)	(108)	(130)
Equity in earnings of affiliate (Note 5)	—	—	39
Other gains and losses (net) (Note 15)	8	177	92
	(105)	69	1
Income (loss) before income taxes	(109)	333	(74)
Income tax (expense) recovery (Note 16)	5	(81)	73
Net Income (Loss)	$(104)	$252	$(1)
Reinvested earnings, beginning of year	633	584	605
Changes in accounting policies (Note 2)	—	(7)	5
Common share repurchases (Note 10)	(107)	(155)	—
Stock options retired for cash (Note 12)	(5)	(13)	—
Common share dividends	(27)	(28)	(25)
Reinvested earnings, end of year	$390	$633	$584
Weighted-average number of common shares outstanding (millions)
— Basic	83	87	87
— Diluted	83	95	87
Net income (loss) per common share (Note 10)
— Basic	$(1.26)	$2.91	$(0.02)
— Diluted	$(1.26)	$2.71	$(0.02)

See accompanying Notes to Consolidated Financial Statements.

(1)  Years 2004 and 2003 have been restated due to a change in accounting policy — see Note 2.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (MILLIONS OF U. S. DOLLARS)	2005	2004(1)	2003(1)
Assets
Current assets
Cash and cash equivalents	$166	$245	$212
Accounts receivable (Note 3)	564	567	316
Inventories (Note 4)	680	634	392
	1,410	1,446	920
Investments and other assets (Note 5)	181	147	157
Plant, property and equipment, net (Note 6)	3,626	3,454	3,336
	$5,217	$5,047	$4,413

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$1	$—	$—
Accounts payable and accrued liabilities (Note 7)	996	808	587
Long-term debt due within one year (Note 8)	301	100	—
	1,298	908	587
Long-term debt (Note 8)	1,737	1,614	1,682
Deferred credits and long-term liabilities (Note 9)	318	355	249
Future income taxes (Note 16)	645	677	586
	3,998	3,554	3,104

Shareholders’ Equity
Common shares (Note 10)	494	499	493
Contributed surplus (Note 11)	11	8	—
Cumulative translation adjustment	324	353	232
Reinvested earnings	390	633	584
	1,219	1,493	1,309
	$5,217	$5,047	$4,413
Contingencies and commitments (Notes 8, 20 and 22)

See accompanying Notes to Consolidated Financial Statements.

(1)  Years 2004 and 2003 have been restated due to a change in accounting policy — see Note 2.

On behalf of the board:

Kerry L. Hawkins	Jeffrey M. Lipton
Director	Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS OF U.S. DOLLARS)	2005	2004(1)	2003(1)

Operating Activities
Net income (loss)	$(104)	$252	$(1)
Depreciation and amortization	290	297	298
Future income tax expense (recovery) (Note 16)	(73)	36	(90)
Other gains and losses (net) (Note 15)	(8)	(177)	(92)
Stock option expense (Note 12)	4	4	—
Equity in earnings of affiliate	—	—	(39)
Methanex dividends received	—	—	14
Restructuring charges	161	—	9
Funds flow from operations	270	412	99
Changes in non-cash working capital (Note 17)	(42)	(78)	(125)
Cash from (used in) operations	228	334	(26)
Investing Activities
Proceeds on sales of assets, investments and other capital transactions	11	225	564
Plant, property and equipment additions	(419)	(242)	(130)
Turnaround costs, long-term investments and other assets	(178)	(9)	(57)
Change in non-cash working capital (Note 17)	110	(110)	7
	(476)	(136)	384
Financing Activities
Increase (decrease) in current bank loans	1	—	(3)
Long-term debt additions	419	400	—
Long-term debt repayments	(103)	(2)	(152)
Decrease in revolving debt	—	—	(2)
Preferred securities redeemed (Note 8)	—	(383)	—
Common shares issued (Note 10)	13	37	9
Common share repurchases (Note 10)	(125)	(188)	—
Stock options retired for cash (Note 12)	(11)	(18)	—
Common share dividends	(27)	(28)	(25)
Project advances from third parties	—	15	11
Changes in non-cash working capital (Note 17)	2	2	2
	169	(165)	(160)
Increase (decrease) in cash and cash equivalents	(79)	33	198
Cash and cash equivalents, beginning of year	245	212	14
Cash and cash equivalents, end of year	$166	$245	$212

Cash tax payments (receipts)	$55	$11	$(28)
Cash interest payments	$131	$107	$142

See accompanying Notes to Consolidated Financial Statements.

(1) Years 2004 and 2003 have been restated due to a change in accounting policy — see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1. Basis of Presentation

NOVA Chemicals Corporation is incorporated under the Canada Business Corporations Act. Where used in these Consolidated Financial Statements, “NOVA Chemicals” or “the Corporation” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with, affiliate, “affiliate” means the NOVA Innovene joint venture. These transactions and balances arise from business conducted between NOVA Chemicals and the NOVA Innovene joint venture.

These Consolidated Financial Statements have been prepared by management on the historical cost basis in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 23, “United States Generally Accepted Accounting Principles” (U.S. GAAP).

The Corporation measures and reports its Consolidated Financial Statements in U.S. dollars.

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets; and estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations.

2.  Summary of Significant Accounting Policies

Changes in Accounting Policies

Measurement Date. Effective January 1, 2005, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from December 31 to November 30.  This change in measurement date will be used consistently in future periods.

Accounting for Financial Instruments with Characteristics of Both Debt and Equity. On January 1, 2005, the Corporation adopted new accounting standards as prescribed by the Canadian Institute of Chartered Accountants (CICA), which harmonize accounting standards with U.S. GAAP for certain types of mandatory redeemable shares and other financial instruments.  Beginning on January 1, 2005, these instruments are required to be reclassified, on a retroactive basis, as liabilities rather than equity.  As a result, the preferred shares of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc., and the Corporation’s preferred securities have been reclassified as debt. In addition, dividends and distributions associated with these preferred shares and securities have been reclassified to interest expense, reducing net income by $10 million in 2004 and $29 million in 2003 as the presentation for all prior periods was restated.

Stock-Based Incentive Plans. On January 1, 2004, NOVA Chemicals adopted a new accounting standard related to stock-based compensation as prescribed by the CICA. The recommendations require that the fair value of stock options be expensed over their vesting period. Previously, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of stock options were accounted for as equity transactions and no amounts were expensed. The Corporation adopted the accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on January 1, 2004, reinvested earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to income (loss) in 2002 and 2003 with respect to all options granted since January 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of options at the date of grant.

Derivative Financial Instruments. Effective January 1, 2004, NOVA Chemicals adopted the CICA accounting standard that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in income (loss). NOVA Chemicals adopted the new accounting standard on a prospective basis. In accordance with the transitional provisions of the new accounting standard,

$10 million of unrealized gains and $18 million of crystallized losses that existed on January 1, 2004 were deferred on the Consolidated Balance Sheet. These amounts are recognized in income (loss) over the remaining term to maturity of the previously hedged transaction.

Asset Retirement Obligations. On January 1, 2003, NOVA Chemicals adopted the new accounting standard related to asset retirement obligations as prescribed by the CICA. The recommendations changed the method for recognition of liabilities associated with the retirement of plant, property and equipment. The liabilities are initially recorded at their estimated fair value, based on a discounted value of the expected costs to be paid when the assets are retired. The amount is added to the carrying values of the assets and depreciated over the estimated remaining lives of the assets. The liability increases each period as the amount of the discount decreases over time. The resulting expense is referred to as accretion expense and is included in operating expenses. The liability is also adjusted for any changes in the estimated amount or timing of the underlying future cash flows. The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. Costs will be incurred for activities such as dismantling, demolition and disposal of facilities and equipment, and remediation and restoration of sites. A change in accounting policy generally requires retroactive restatement of financial statements presented for prior periods, however, as the effect of these recommendations was less than $1 million for each prior period, reinvested earnings at January 1, 2003, was increased for the $5 million cumulative effect on adoption.

Cost of Service

Under the terms of certain sales agreements, the Corporation sold ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that included the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital included a 20% after-tax return on equity based on a deemed debt to equity ratio. NOVA Chemicals’ cost-of-service agreements expired on June 30, 2004.

Cash and Cash Equivalents

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

Foreign Currency Translation

The Corporation’s foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in the cumulative translation adjustment account until there is a realized reduction of the investment in the foreign operations.

Derivative Instruments

The Corporation sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations, issues short- and long-term debt, including amounts in foreign currencies, and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates, and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Equity forward contracts are used to manage exposures to fluctuations in the Corporation’s stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

Unrealized gains or losses on derivative instruments that do not qualify for hedge accounting are reflected in income (loss) each period as a result of the derivatives being marked-to-market. Gains or losses realized on settlement of derivative instruments qualifying for hedge accounting are recognized in income (loss) in the same period and the same Statement of Income (Loss) category as the revenues or expenditures arising from the hedged transaction.

Gains or losses on early termination or liquidation of derivative instruments qualifying for hedge accounting are deferred as current or non-current assets or liabilities on the balance sheet, as appropriate, and are recognized in income (loss) in the period in which the underlying hedged transaction is recognized. Gains or losses on early termination or liquidation of derivative instruments that do not qualify for hedge accounting are recognized in income (loss) on termination or liquidation.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

Investments

Investments in affiliates, over which the Corporation exercises significant influence, but not control, are accounted for by the equity method. Under this method, the investment is carried at cost plus the related share of undistributed earnings, less dividends received. Other investments, except investments in joint ventures, are carried at cost. Investments are assessed annually for potential impairment.

Joint Ventures

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

Plant, Property and Equipment (PP&E)

NOVA Chemicals’ PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its net realizable value.

Depreciation

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 3% to 40%. These rates are designed to write-off the assets to their salvage values over their estimated useful lives. The Alberta cost-of-service ethylene plants and the hydrogen plant were depreciated over the lives of the related sales agreements.

Deferred Start-Up Costs

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

Leases

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified with PP&E. Obligations recorded under capital leases are reduced by lease payments net of imputed interest and are classified with long-term debt.

Income Taxes

Cost-of-service activities operated under billing structures that allowed NOVA Chemicals to recover related income tax costs from customers based on the taxes-payable method. NOVA Chemicals recorded income tax expense on these operations equal to recoverable amounts. All cost-of-service agreements expired on June 30, 2004.

For non-cost-of-service operations, the liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Under the liability method, future income taxes are also provided on the difference between the accounting and tax basis of equity investments. One of these differences results from recording equity earnings (losses) for accounting purposes. Accordingly, income tax expense (recovery) is provided on equity earnings (losses).

Employee Future Benefits

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as the employees provide services. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailment and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest valuation date on a portfolio of corporate bonds of similar duration as the Corporation’s pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

Stock-Based Compensation

The Corporation uses the fair-value method of accounting for equity-settled stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options, or reinvested earnings upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked-to-market each period based on the value of NOVA Chemicals common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the vesting period, or for vested units as such changes arise.

Deferred Share Unit Plans

Units issued under these plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the plans.

Earnings Per Share

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

Securitizations

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

Revenue Recognition

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement, title or risk of loss has been transferred, and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

Research and Development

Expenditures associated with research and development activities are expensed as incurred.

Investment Tax Credits

The Corporation accounts for investment tax credits using the cost reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3. Accounts Receivable

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003
Trade	$350	$382	$239
Affiliate trade	27	—	—
	377	382	239
Allowance for doubtful accounts(1)	(6)	(10)	(7)
	371	372	232
Proceeds receivable(2)	—	110	—
Other	137	79	73
Due from affiliate(3)	52	—	—
	560	561	305
Income taxes receivable	4	6	11
	$564	$567	$316

(1)  The Corporation’s special purpose entity maintained an allowance for doubtful accounts of $nil million at December 31, 2005, (2004 – $nil million and 2003 – $5 million) related to securitized trade receivables.

(2)  In 2004, the Corporation recorded final resolution of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U. S. Internal Revenue Service prior to 1982. In this regard, $110 million was received in 2005 from a former affiliate of a company in which the Corporation previously had an interest.

(3)  Includes advances and notes receivable from affiliate. $43 million in unsecured notes receivable bear interest at 4.5% per annum.

Accounts Receivable Securitizations

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser’s financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis plus a margin that varies with the Corporation’s interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $300 million (2004 - $250 million and 2003 -$195 million).  Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). During 2005, the Corporation amended its securitization programs to extend the maturity to June 2010 and to increase the size of the programs from $250 million to $300 million.

Information regarding the Corporation’s securitization programs is as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2005	2004	2003

Amount sold at end of year	$153	$250	$177
Loss, dilution and other reserves (as a % of eligible accounts receivable)	16%	16%	18%
Interest expense, net of servicing fees	$8	$4	$3

One of the Corporation’s securitization agreements involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Proceeds from (repayment of) new securitizations	$(97)	$73	$14
Proceeds from collections reinvested in revolving period securitizations(1)	$1,933	$1,646	$1,406
Servicing fees received	$2	$2	$2
Other cash flows received	$547	$452	$306

(1)  Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

4. Inventories

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Materials and supplies	$48	$47	$46
Raw materials	340	255	170
Finished goods	292	332	176
	$680	$634	$392

5. Investments and Other Assets

	2005		2004		2003
		EQUITY		EQUITY		EQUITY
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	INVESTMENT	EARNINGS	INVESTMENT	EARNINGS	INVESTMENT	EARNINGS

Methanex Corporation(1)	$—	$—	$—	$—	$—	$39
Other investments(2)	28	—	28	—	28	—
Advances receivable from affiliate(3)	10	—	—	—	—	—
Other assets(4)	143	—	119	—	129	—
	$181	$—	$147	$—	$157	$39

(1)  A total of $14 million of dividends received in 2003 were recorded as a reduction in the investment.

(2)  Includes an investment of $15 million (2004 and 2003 — $15 million) in a special purpose entity with respect to the accounts receivable securitization program described in Note 3.

(3)  $8 million of the advances receivable is not scheduled for repayment until 18 months from the date of commencement of the NOVA Innovene joint venture, and is subordinated to certain notes receivable. The advance is repayable upon the achievement of certain accounts receivable performance targets in respect of the NOVA Chemicals trade accounts receivable contributed to the joint venture.

(4)  See schedule of Other Assets on page 77.

Methanex Corporation

In June 2003, the Corporation sold its equity investment in Methanex Corporation for net proceeds of $441 million. This resulted in a before-tax gain of $29 million and an after-tax gain of $61 million. The sale was completed with no cash taxes payable and accordingly, a previously recorded income tax provision of $32 million was taken into income at the time of the sale. The Corporation has no remaining equity interest in Methanex.

Other Assets

Other assets are comprised of the following:

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Restricted cash on Series A preferred shares (Note 8)	$65	$65	$65
Deferred debt issue costs(1)	23	20	18
Deferred start-up costs(2)	27	5	12
Prepaid pension	2	5	—
Other assets and deferred costs	26	24	34
	$143	$119	$129

(1)  Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.

(2)  Start-up costs consist of the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets at Joffre, Alberta, and costs of $25 million incurred in 2005 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project.

Joint Ventures

On October 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene in exchange for a 50% interest in the joint venture. The joint venture will produce styrenic polymers from NOVA Chemicals’ contributed plants and Innovene’s contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of Innovene. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

NOVA Chemicals sells the joint venture 50% of its styrene monomer requirements and certain polystyrene products for distribution in Europe. During 2005, NOVA Chemicals recognized revenues of $60 million from the sale of these products to the joint venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the NOVA Innovene joint venture.

In addition, on October 1, 2005, the Corporation and GRUPO IDESA formed a 50:50 joint venture in Mexico, called NOVIDESA, S.A. de C.V. The joint venture produces expandable polystyrene from an existing GRUPO IDESA facility for applications such as construction and packaging in the growing Mexican market.

In addition to the recently formed joint ventures, NOVA Chemicals owns a 50% interest in an ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta

The following is summarized financial information for NOVA Chemicals’ interests in these joint ventures:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Revenue	$518	$260	$216
Operating expenses, depreciation and income taxes	(499)	(236)	(204)
Net income	$19	$24	$12

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Current assets	$248	$37	$21
Plant, property and equipment and other assets	909	522	556
Current liabilities	(161)	(26)	(29)
Long-term liabilities	(130)	(33)	(33)
Venturers’ equity	$865	$500	$515

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Cash inflows (outflows) from:
Operating activities	$127	$43	$51
Financing activities	$(32)	$(2)	$(5)
Investing activities	$(3)	$36	$(9)

In December 2004 the Corporation sold its 33.3% interest in an ethane gathering system in Alberta for cash proceeds of $78 million, resulting in a before-tax gain of $53 million ($40 million after-tax).

NOVA Chemicals also owned a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership, which was sold in June 2003 for net cash proceeds of $123 million, resulting in an after-tax gain of $64 million. The total before-tax gain on this transaction was $114 million, of which $38 million was deferred (see Note 9) and is being recognized in earnings on a straight-line basis over the 20-year storage contract with the new owners.

6. Plant, Property and Equipment

DECEMBER 31 (MILLIONS OF DOLLARS)	2005(1)	2004(1)	2003(1)

Plant and equipment	$5,787	$5,962	$5,638
Assets under capital lease	19	—
Land	29	35	35
Under construction	643	351	169
	6,478	6,348	5,842
Accumulated depreciation(2)	(2,852)	(2,894)	(2,506)
Net book value	$3,626	$3,454	$3,336

(1)  See Note 8 for discussion of security provided on the committed credit facility.

(2)  Accumulated depreciation for assets under capital lease was $nil million at December 31, 2005.

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

7. Accounts Payable and Accrued Liabilities

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Accounts payable
Trade	$617	$581	$406
Other	22	38	25
	639	619	431
Accrued liabilities
Pension and post-retirement benefit obligations	52	40	20
Interest	33	30	18
Dividends	7	7	6
Deferred gains on interest rate swaps(1)	4	7	7
Site clean-up and restoration	5	4	4
Deferred commodity hedging gains(2)	—	2	9
Advances and notes due to affiliate	5		—
Notes payable(3)	47	—	—
Trade accruals and other accrued liabilities	204	99	92
	357	189	156
	$996	$808	$587

(1)  Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Note 22).

(2)  Represents the portion of deferred gains realized on liquidation of natural gas option positions to be recognized within one year (see Note 22).

(3)  Includes $41 million of unsecured notes payable, bearing interest at 4.5% per annum.

8. Long-Term Debt

		2005		2004		2003
			WEIGHTED-		WEIGHTED-		WEIGHTED-
			AVERAGE		AVERAGE		AVERAGE
			YEAR-END		YEAR-END		YEAR-END
DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	MATURITY	DEBT	INTEREST RATE(1)	DEBT	INTEREST RATE(1)	DEBT	INTEREST RATE(1)

Unsecured debentures and notes	2010-2028	$1,239	7.3%	$933	7.1%	$518	7.5%
Medium-term notes	2006-2009	550	8.0%	550	7.0%	550	4.7%
Preferred shares and securities	2007	198	7.6%	198	8.1%	581	7.7%
Other(2)	2006-2020	51	6.9%	33	6.2%	33	6.0%
		2,038		1,714		1,682
Less installments due within one year		(301)		(100)		—
		$1,737		$1,614		$1,682

(1)  Weighted-average year-end interest rates include the effects of outstanding interest rate swaps (see Note 22).

(2)  Composed primarily of non-recourse joint venture secured debt (2005 — $32 million, 2004 and 2003 — $33 million), whereby security is limited to NOVA Chemicals’ net investment in the Joffre co-generation joint venture, and obligations under capital leases (2005 — $19 million, 2004 and 2003 — $nil million).

Unsecured Debentures And Notes

On October 31, 2005, the Corporation issued $400 million Senior Floating Rate Notes due 2013.

On January 13, 2004 the Corporation issued $400 million 6.50% Senior Notes due 2012. The net proceeds were used to repay the Corporation’s preferred securities.

On August 15, 2003, NOVA Chemicals redeemed at par its $150 million 7% debentures maturing August 15, 2026 from available cash, in accordance with the terms of the debenture.

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation. Terms of the outstanding unsecured debentures and notes are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)
MATURITY	STATED INTEREST RATE (%)		2005	2004	2003

2005(1)	7.0		$—	$100	$100
2010(2)	7.85		214	208	193
2012(3)	6.5		400	400	—
2013(4)	Floating	(5)	400	—	—
2025(6)	7.875		100	100	100
2028(7)	7.25		125	125	125
			$1,239	$933	$518

(1)  Matured and retired for cash in September 2005.

(2)  $250 million Canadian; callable at the option of the Corporation at any time.

(3)  Callable at the option of the Corporation at any time.

(4)  Callable at the option of the Corporation at any time.

(5)  LIBOR + 3.125%; 7.561% at December 31, 2005.

(6)  Callable at the option of the Corporation on or after September 15, 2005.

(7)  Redeemable at the option of the holders on August 15, 2008.

Secured Loan

The Corporation has a committed credit facility from a syndicate of Canadian and U.S. banks. The facility provides for a floating-rate revolving line of credit and the issuance of letters of credit, to a maximum of $375 million. At December 31, 2005, the Corporation had utilized $87 million of the facility in the form of letters of credit. The facility expires in June 2010 and is secured by $1.2 billion (2004 and 2003 — $1.2 billion) in net book value of assets in Canada, including real estate.

At December 31, 2005, NOVA Chemicals was in compliance with all required financial covenants under the credit facility.

Unsecured Credit Facility

On January 20, 2006, an unsecured floating-rate revolving credit facility in the amount of $100 million was established. The facility expires in March 2011.

Medium-Term Notes

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $300 million 7% notes are due in May 2006 and are not redeemable by the Corporation or the holders prior to maturity. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time. As described in Note 22, the Corporation has a fixed-for-floating interest rate swap on the $300 million 7% notes due in May 2006.

Preferred Securities

On March 1, 2004 the Corporation redeemed its $172.5 million 9.04% and $210 million 9.50% preferred securities, which were due March 31, 2048 and December 31, 2047, respectively. Net proceeds from the 2004 issuance of $400 million 6.5% Senior Notes were used to redeem the securities.

Series A Preferred Shares

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right, on or after April 1, 2001, to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares was less than $198 million). In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were re-designated as Series A preferred shares. Additionally, in December, 2005, the dividend rate was reduced from 2% to 0.5%.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time.

NOVA Chemicals also entered into a total return swap, which terminates on March 15, 2007, with respect to the Series A preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap.

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in the equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% Senior Notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation’s common shares is $12.00 U.S. or less, and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third-party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million ($191 million fair value less $65 million restricted cash). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

Beginning in 2005, Canadian accounting standards require the Series A preferred shares to be classified on the balance sheet as a liability. All prior periods have been restated accordingly.

Repayment Requirements

Repayment requirements in respect of long-term debt are as follows:

(MILLIONS OF DOLLARS)
2006	$301
2007	204
2008	5
2009	255
2010	220
Thereafter	1,053
$2,038

Interest Expense

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Interest on long-term debt	$108	$97	$84
Interest on preferred shares and securities	9	12	41
Interest on bank loans, securitizations and other	14	8	8
Gross interest expense	131	117	133
Interest capitalized during plant construction	(14)	(3)	—
Interest income	(4)	(6)	(3)
Interest expense (net)	$113	$108	$130

9. Deferred Credits and Long-Term Liabilities

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Deferred Credits
Deferred income	$29	$31	$12
Deferred gain on sale of investments(1)	37	38	37
Deferred gain on sale of asset(2)	15	20	—
Deferred gains on interest rate swaps(3)	5	9	16
Deferred gain on sale of railcars	8	9	9
Deferred commodity hedging gains(4)	—	2	3
Other deferred credits	4	7	8
	98	116	85
Long-Term Liabilities
Pension and post-retirement benefit obligations (Note 18)	70	88	92
Equity appreciation plan obligations (Note 12)	43	87	12
Accrued mark-to-market liability on equity derivative (Note 22)	15	—	—
Asset retirement obligations (Note 19)	21	23	27
Deferred share unit plan obligations (Note 13)	24	23	20
Restricted stock unit plan obligations (Note 12)	6	3	—
Other long-term liabilities	41	15	13
	220	239	164
	$318	$355	$249

(1)  Represents the long-term portion of deferred gains realized on the sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership (see Note 5).

(2)  Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system (see Note 6).

(3)  Represents the long-term portion of deferred gains realized on the liquidation of floating-for-fixed interest rate swaps (see Note 22).

(4)  Represents the long-term portion of deferred gains realized on the liquidation of natural gas option positions (see Note 22).

10. Common Shares

Authorized

Unlimited number of voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

Issued And Outstanding

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT NUMBER OF SHARES)	2005		2004		2003
	SHARES	DOLLARS	SHARES	DOLLARS	SHARES	DOLLARS

Beginning of year	84,268,293	$499	87,099,781	$493	86,527,812	$484
Issued for cash on exercise of stock options	570,547	13	1,917,735	37	571,969	9
Issued on exercise of stock options as share appreciation rights(1)	124,610	—	185,377	—		—
Compensation cost of stock options exercised(2)	—	—	—	2	—	—
Repurchased(3)	(2,598,551)	(18)	(4,934,600)	(33)	—	—
End of year(4)	82,364,899	$494	84,268,293	$499	87,099,781	$493

(1)  See Note 12.

(2)  Under the fair-value method of accounting for stock-based compensation, the compensation cost associated with options exercised is transferred from contributed surplus to common stock.

(3)  The Corporation repurchased 2,598,551 (2004 – 4,934,600 and 2003 – nil million) of its common shares with a carrying value of $18 million (2004 – $33 million and 2003 – $nil million) on the Toronto Stock Exchange for cash of $125 million (2004 – $188 million and 2003 – $nil million). The difference between the cash paid and the carrying value of the shares is charged to reinvested earnings.

(4)  Stated common share capital for legal purposes at December 31, 2005, is $1,628 million.

Shares Reserved For Future Issue

DECEMBER 31 (NUMBER OF SHARES)	2005	2004	2003

Under the employee incentive stock option plan(1),(2)	7,874,725	8,569,882	10,672,994
Under the director compensation plan	47,800	47,800	47,800
Under the terms of the retractable preferred share agreement(3)	—	8,500,000	8,500,000
	7,922,525	17,117,682	19,220,794

(1)  Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 4,667,898 shares at prices ranging from $20.234 to $58.240 (Canadian $TSX pricing) and 439,713 shares at prices ranging from $33.25 to $47.00 (U.S. $NYSE pricing) per share, with expiration dates between February 15, 2006, and September 14, 2014. A total of 2,767,114 common shares are reserved but unallocated. See Note 12 for further details regarding the plan.

(2)  A total of 13 million common shares was initially approved by shareholders for issuance under the employee incentive stock option plan.

(3)  See Note 8 for discussion of retractable, now Series A, preferred shares.

Net Income (Loss) Per Share

The following table outlines the calculation of basic and diluted net income (loss), or earnings per common share (EPS):

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005		2004		2003
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED

Net income (loss)	$(104)	$(104)	$252	$252	$(1)	$(1)
Interest on retractable preferred shares	—	—	—	6	—	—
Net income (loss) for EPS calculation	$(104)	$(104)	$252	$258	$(1)	$(1)
Weighted-average common shares outstanding	82.6	82.6	86.7	86.7	86.8	86.8
Add effect of dilutive items:(1)
Stock options	—	—	—	2.6		—
Retractable preferred shares	—	—	—	6.1	—	—
Weighted-average common shares for EPS calculation	82.6	82.6	86.7	95.4	86.8	86.8
Net income (loss) per common share	$(1.26)	$(1.26)	$2.91	$2.71	$(0.02)	$(0.02)

(1)  A total of 4.8 million stock options have been excluded from the computation of diluted earnings per share for the year ended December 31, 2005, (2004 – nil and 2003 – 17 million, stock options and retractable preferred shares) as their impact would not be dilutive. As of September 30, 2005, the retractable preferred shares are no longer convertible to NOVA Chemicals’ common shares and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior years.

Shareholder Rights Plan

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The plan expires in May 2009.

11. Contributed Surplus

On January 1, 2004, the Corporation adopted new accounting recommendations related to stock options (see Notes 2 and 12). The recommendations require that the fair value of stock options be expensed over their vesting period, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings.

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Balance at beginning of year	$8	$—	$
Accounting policy change (Note 2)	—	7	—
Stock option compensation cost	4	4	—
Transfers on exercise, retirement or cancellation of options	(1)	(3)	—
Balance at end of year	$11	$8	$—

12. Stock-Based Compensation

Employee Incentive Stock Option Plan

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation’s New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price, on the Toronto Stock Exchange (TSX) or the NYSE, of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

On January 1, 2004, the Corporation adopted new accounting recommendations related to stock options (see Note 2). The Corporation adopted the accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, all options granted since January 1, 2002 are accounted for using the fair-value method. The recommendations require that the fair value of stock options be expensed over their vesting period and reflected in earnings as the related services are provided. The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Generally, options are settled by issuance of common shares. Occasionally, options may be retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings, net of related tax benefits. Options may also be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation’s employee incentive stock option plan, for options based on TSX pricing, as of December 31, 2005, 2004, and 2003, and changes during the years then ended is presented below:

	2005		2004		2003
		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		EXERCISE PRICE		EXERCISE PRICE		EXERCISE PRICE
YEAR ENDED DECEMBER 31	OPTIONS	(CANADIAN $)	OPTIONS	(CANADIAN $)	OPTIONS	(CANADIAN $)

Outstanding at beginning of year	5,849,131	$27.952	8,822,440	$26.791	8,625,532	$26.662
Granted	91,450	$58.135	271,300	$36.526	999,700	$25.788
Exercised – settled in shares	(570,060)	$26.928	(1,917,735)	$22.938	(571,969)	$23.525
Exercised – retired for cash	(469,091)	$29.214	(860,750)	$26.161		$—
Exercised – settled as SARs(1)	(218,219)	$24.799	(426,246)	$25.682	—	$
Cancelled	(15,313)	$29.151	(39,878)	$30.284	(230,823)	$25.723
Outstanding at end of year	4,667,898	$28.685	5,849,131	$27.952	8,822,440	$26.791
Exercisable at end of year	4,249,162	$28.181	5,054,171	$27.613	7,414,052	$26.448

(1)  In 2005, 124,610 shares were issued to settle options exercised as SARs (2004 - 185,377).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
		WEIGHTED-AVERAGE	WEIGHTED-AVERAGE		WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES	NUMBER	REMAINING CONTRACTUAL	EXERCISE PRICE	NUMBER	EXERCISE PRICE
(CANADIAN $ )	OUTSTANDING	LIFE (YEARS)	(CANADIAN $ )	EXERCISABLE	(CANADIAN $ )

$20.234 - $28.050	3,082,521	4.4	$25.778	2,845,133	$25.774
$30.750 - $37.510	1,495,227	4.7	$32.894	1,378,327	$32.590
$58.240 - $58.240	90,150	9.2	$58.240	25,702	$58.240
	4,667,898			4,249,162

During 2005, the Corporation granted a total of 441,300 options with exercise prices based on the NYSE common share price, with a weighted-average exercise price of $46.78 U.S. At December 31, 2005, after consideration of options exercised (487) and options cancelled (1,100), a total of 439,713 NYSE-based options are outstanding (111,885 exercisable) with a weighted-average price of $46.78 U.S. and a weighted-average remaining contractual life of 9.2 years.

In 2005 and 2004, the Corporation recognized total compensation cost of $4 million and $4 million, respectively, for stock-based employee compensation awards. Had compensation cost for stock options been determined and expensed based on the fair-value method in 2003, the following pro forma amounts would have resulted:

DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003

Compensation cost, net of tax	$2
Net loss
As reported	$(1)
Pro forma	$(3)
Loss per share — basic and diluted
As reported	$(0.02)
Pro forma	$(0.04)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

WEIGHTED-AVERAGE ASSUMPTIONS	2005	2004	2003

Expected dividend yield (%)	0.7	1.1	1.4
Expected volatility (%)	31.6	34.0	36.7
Risk-free interest rate (%)	3.8	2.7	4.2
Expected life (years)	4.0	4.0	4.0
Fair value of options granted during the year (U.S.)	$13.40	$8.43	$5.34

Equity Appreciation Plan

The Corporation has an equity appreciation plan in which units are granted to key employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. The value of a unit on the redemption date is the difference between the price of the Corporation’s common shares on that date and the redemption price.

At December 31, 2005, the mark-to-market value of the vested units was approximately $43 million (2004 - $87 million and 2003 - $12 million).

A summary of the status of the Corporation’s equity appreciation plan as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented below:

	2005		2004		2003
		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		REDEMPTION		REDEMPTION		REDEMPTION
YEAR ENDED DECEMBER 31	UNITS	PRICE (US $)	UNITS	PRICE (US $)	UNITS	PRICE (CAN $)

Outstanding at beginning of year	3,801,143	$21.08	3,292,987	$18.92	1,836,841	$31.22
Granted	9,000	$30.59	942,600	$27.90	1,499,400	$25.78
Redeemed	(190,040)	$19.69	(410,694)	$19.37	(18,166)	$27.77
Cancelled	(1,425)	$24.77	(23,750)	$21.65	(25,088)	$31.60
Outstanding at end of year	3,618,678	$21.18	3,801,143	$21.08	3,292,987	$28.76
Exercisable at end of year	2,786,063	$20.54	2,149,390	$20.06	1,554,934	$29.22

(1)   In February 2004 the definition of redemption price was amended to include NYSE pricing, reflecting the intent and design of the plan to provide the value of the awards in U.S. currency for U.S. resident employees. Accordingly, the weighted-average redemption price at the beginning of 2004 has been restated to reflect the NYSE price.

The following table summarizes information about equity appreciation units outstanding at December 31, 2005:

	UNITS OUTSTANDING			UNITS EXERCISABLE
	WEIGHTED-AVERAGE		WEIGHTED-AVERAGE		WEIGHTED-AVERAGE
	NUMBER	REMAINING CONTRACTUAL	REDEMPTION PRICE	NUMBER	REDEMPTION PRICE
RANGE OF REDEMPTION PRICES (US $ )	OUTSTANDING	LIFE (YEARS)	(US $ )	EXERCISABLE	(US $ )

$17.42 - $21.72	2,683,313	6.3	$18.86	2,317,098	$19.09
$23.49 - $30.59	935,365	8.0	$27.83	468,965	$27.71
	3,618,678			2,786,063

Restricted Stock Unit Plan

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation’s common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation’s discretion. The value of the RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSU’s is expensed over the vesting period and is marked-to-market.

At December 31, 2005, a total of 417,730 RSU’s were outstanding (December 31, 2004 – 196,178 and December 31, 2003 - nil). The mark-to-market liability for the RSU plan was $6 million at December 31, 2005 ($3 million at December 31, 2004, and $nil million at December 31, 2003).

13. Deferred Share Unit Plans

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or director fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX for Canadian employees and on the NYSE for U. S. employees, of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX or NYSE, of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned.

The units are redeemable upon retirement or termination from the Corporation.

A summary of the status of the Corporation’s deferred share unit plans as of December 31, 2005, 2004, and 2003, and changes during the years ended on those dates is presented below:

YEAR ENDED DECEMBER 31	2005		2004		2003
		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		PRICE		PRICE		PRICE
EMPLOYEE DEFERRED SHARE UNITS	UNITS	(U.S. $)	UNITS	(U.S. $)	UNITS	(U.S. $)

Outstanding at beginning of year	508,593	$18.75	434,243	$17.29	379,114	$16.97
Earned	12,292	$36.82	116,116	$27.27	55,129	$19.44
Redeemed	—	$—	(41,766)	$27.21	—	$—
Outstanding at end of year	520,885	$19.18	508,593	$18.75	434,243	$17.29

YEAR ENDED DECEMBER 31	2005		2004		2003
		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		PRICE		PRICE		PRICE
NON-EMPLOYEE DIRECTORS DEFERRED SHARE UNITS	UNITS	(CDN. $)	UNITS	(CDN. $)	UNITS	(CDN. $)

Outstanding at beginning of year	79,938	$29.80	79,676	$29.24	57,383	$29.90
Earned	8,329	$42.13	14,636	$37.50	22,293	$27.57
Redeemed	(5,192)	$30.24	(14,374)	$34.57	—	$—
Outstanding at end of year	83,075	$31.01	79,938	$29.80	79,676	$29.24

The amount expensed in aggregate related to the award of units was approximately $1 million (2004 — $4 million and 2003 — $3 million).

14. Restructuring Charges

During 2005, the Corporation provided for $168 million before-tax ($125 million after-tax) in restructuring charges related to the following: (1) $76 million before-tax ($60 million after-tax) write-down of the Berre, France EPS plant and the Carrington, UK, EPS plant following the announcement by NOVA Innovene to cease EPS production at Berre, France, and permanently shutdown the EPS plant at Carrington, UK; (2) reduction in the recorded benefit of certain tax loss carry-forwards by $9 million, due to the likelihood of their utilization being reduced as a result of the formation of the NOVA Innovene joint venture and closure of the plants; (3) write-off of certain other non-productive assets amounting to $9 million before-tax ($6 million after-tax); (4) $76 million before-tax ($46 million after-tax) write-down of the Chesapeake, Virginia, plant value as a result of NOVA Chemicals’ decision and January 19, 2006, announcement of its intention to permanently close the plant; and (5) $7 million before-tax ($4 million after-tax) charge related to NOVA Chemicals’ share of the NOVA Innovene joint venture’s restructuring charges associated with the Berre closure.

During 2004, the Corporation provided for $8 million before-tax ($5 million after-tax) in restructuring charges for additional dismantling costs related to the closure of its oldest and highest-cost polyethylene production line at the St. Clair River site, announced in 2003. During 2003, NOVA Chemicals recognized $15 million before-tax ($10 million after- tax) in restructuring costs related to asset write-down, severance, and other costs associated with this closure.

15. Other Gains and Losses

	2005		2004		2003
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX

Tax related settlement(1)	$6	$4	$122	$101	$—	$—
Gain on sale of 33.3% interest in Alberta Ethane Gathering System (Note 5)	—	—	53	40	—	—
Gain on sale of investment in Methanex (Note 5)	—	—	—	—	29	61
Gain on sale of 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership (Note 5)	—	—	—	—	76	64
Bayport charge(2)	—	—	—	—	(13)	(8)
Other	2	1	2	2	—	—
Other gains and losses (net)	$8	$5	$177	$143	$92	$117

(1)

The Corporation recorded a gain in 2005 and 2004 related to the resolution of a tax dispute. The dispute related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. $12 million was received in 2004 and an additional $116 million was received in 2005 from an affiliate of a company in which the Corporation previously had an interest.

(2)

NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas, styrene monomer production facility and as a result, incurred a charge primarily related to the amount of property damage not covered by insurance.

16. Income Taxes

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

YEAR ENDED DECEMBER 31(MILLIONS OF DOLLARS EXCEPT AS NOTED)	2005	2004	2003

Income (loss) before income taxes	$(109)	$333	$(74)
Statutory income tax rate	33.62%	33.87%	36.74%
Computed income tax expense (recovery)	$(37)	$112	$(27)
Increase (decrease) in taxes resulting from:
Manufacturing and processing deduction	—	—	(2)
Lower effective foreign tax rates	9	2	19
Tax benefits not recognized on restructuring charges	16	—	—
Lower effective tax rate on equity in earnings of affiliate	—	—	(12)
Lower tax rates and higher recoveries on asset sales	—	(5)	(56)
Non-provision of future income taxes on cost-of-service operations(1)	—	4	9
Reduction in tax reserve(2)	—	(11)	(20)
Income tax rate adjustments(3)	—	(7)	15
Lower tax rate on gain related to tax settlement(4)	(2)	(21)	—
Other	9	7	1
Income tax expense (recovery)	$(5)	$81	$(73)
Current income tax expense (recovery)	$68	$45	$17
Future income tax expense (recovery)	(73)	36	(90)
Income tax expense (recovery)	$(5)	$81	$(73)

(1)  Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. These agreements expired on June 30, 2004. While the agreements were in effect, the Corporation recorded income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income (loss). Some agreements limited the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excluded future income tax recoveries relating to these operations.

(2)  NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2004 and 2003, determined that it was over-provided.

(3)  In 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit was recorded as a reduction of income tax expense. The Corporation recorded a similar item in 2003, however, rate increases resulted in a $15 million additional accrual to income tax liabilities.

(4)  The Corporation recorded a gain in 2005 and 2004 related to the resolution of a tax dispute. The dispute related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

The following table outlines the principal temporary differences comprising the future income tax assets (liabilities) at December 31, 2005:

DECEMBER 31 (MILLIONS OF DOLLARS)	2005

Basis difference in plant and equipment	$(843)
Unrealized foreign exchange gains	(57)
Reserves not currently deductible	113
Losses available to be carried forward	184
Other	(42)
Net future income tax liability	$(645)

The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

YEAR ENDED DECEMBER 31(MILLIONS OF DOLLARS)	2005	2004	2003

Income (loss) before income taxes
Canadian	$204	$474	$63
Foreign	(313)	(141)	(137)
	$(109)	$333	$(74)
Current income tax expense (recovery)
Canadian	$81	$44	$14
Foreign	(13)	1	3
	68	45	17
Future income tax expense (recovery)
Canadian	(14)	84	(53)
Foreign	(59)	(48)	(37)
	(73)	36	(90)
Total income tax expense (recovery)	$(5)	$81	$(73)

17. Changes in Non-Cash Working Capital

YEAR ENDED DECEMBER 31(MILLIONS OF DOLLARS)	2005	2004	2003

Accounts receivable	$3	$(251)	$(67)
Inventories	(46)	(242)	(71)
Accounts payable and accrued liabilities	188	221	25
Changes in non-cash working capital	145	(272)	(113)
Reclassification and other items not having a cash effect	(75)	101	8
Changes in non-cash working capital having a cash effect	$70	$(171)	$(105)
These changes relate to the following activities:
Operating	$(42)	$(78)	$(125)
Investing	110	(110)	7
Financing(1)	2	17	13
(Increase) decrease in working capital	$70	$(171)	$(105)

(1)  Changes in non-cash working capital related to financing activities include project advances of $nil million (2004 — $15 million and 2003 — $11 million).

18. Employee Future Benefits

Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes. The last actuarial valuation for all significant plans in North America and Europe was December 31, 2004. The Corporation funds the plans using a valuation based on the projected unit credit method as determined by independent actuaries.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of corporate bonds with terms to maturity that approximate the duration of the Corporation’s pension liabilities. The plans’ assets consist primarily of publicly traded equity and fixed income securities. Prior to January 1, 2005, the Corporation used a measurement date of December 31 for its pension and post-retirement plans. Effective January 1, 2005, the Corporation began using a measurement date of November 30 for its pension and post-retirement plans.

Upon commencement of the NOVA Innovene joint venture in October 2005, the defined benefit pension plans of each pre-joint venture entity were retained with specific arrangements, whereby the responsibility for past service assets and liabilities is retained by the pre-joint venture company and the responsibility for future service assets and liabilities is assumed by NOVA Innovene. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals’ plans prior to October 1, 2005, and NOVA Chemicals’ obligations subsequent to the creation of the NOVA Innovene joint venture.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	PENSION PLANS			POST-RETIREMENT PLANS
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003	2005	2004	2003
Current service cost	$26	$24	$21	$2	$2	$2
Interest cost on projected benefit obligations	39	34	30	4	4	4
Actual return on plan assets	(55)	(45)	(50)	—	—	—
Actual (gain) loss on accrued benefit obligations	2	25	25	—	(2)	9
Costs arising in the period	12	38	26	6	4	15
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Return on plan assets	18	14	24	—	—	—
Transitional (asset) obligation	(5)	(5)	(4)	1	1	1
Actuarial (gain) loss	5	(21)	(20)	1	3	(9)
Past service and actual plan amendments	1	2	1	—	—	—
Net defined benefit cost recognized	$31	$28	$27	$8	$8	$7

The status of all significant defined benefit pension and post-retirement plans is as follows:

	PENSION PLANS			POST-RETIREMENT PLANS
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT AS NOTED)	2005	2004	2003	2005	2004	2003
Change in benefit obligations
Benefit obligation at beginning of year	$668	$569	$430	$73	$69	$53
Current service cost	26	24	21	2	2	2
Interest cost	39	34	30	4	4	4
Experience (gain) loss	85	25	24	(8)	7	10
Settlement/curtailment	—	—	(2)	—	—	(1)
Commuted value payments	(6)	(7)	—	—	—	—
Employee contributions	4	5	5	1	1	—
Medicare Act subsidy effect	—	—	—	—	(9)	—
Benefits paid	(21)	(21)	(20)	(3)	(3)	(2)
Foreign currency exchange rate loss	2	39	81	1	2	3
Benefit obligation at end of year	$797	$668	$569	$70	$73	$69
Change in plan assets
Fair value of plan assets at beginning of year	$506	$425	$312	$—	$—	$—
Actual return on plan assets	55	45	50	—	—	—
Employer and employee contributions	52	32	20	3	3	2
Settlement/curtailment	—	—	(2)	—	—	—
Benefits paid	(27)	(28)	(20)	(3)	(3)	(2)
Foreign currency exchange rate gain (loss)	(1)	32	65	—	—	—
Fair value of plan assets at end of year	$585	$506	$425	$—	$—	$—
Funded status
Plan assets in deficiency of benefit obligation	$(212)	$(162)	$(144)	$(70)	$(73)	$(69)
Unrecognized net transitional (asset) obligation	(44)	(47)	(49)	10	11	10
Unrecognized prior service cost	3	6	7	—	—	—
Unrecognized net actuarial loss	195	132	118	11	19	22
December contribution	2	—	—	—	—	—
Net amounts recognized in consolidated balance sheets	$(56)	$(71)	$(68)	$(49)	$(43)	$(37)
Weighted-average assumptions
Discount rate	5.2%	5.6%	5.9%	5.6%	5.8%	6.1%
Assumed long-term rate of return on plan assets(1)	7.3%	7.3%	7.3%	—	—	—
Rate of increase in future compensation	3.6%	3.2%	3.2%	—	—	4.2%
Long-term health care inflation(2)	—	—	—	4.9%	5.0%	5.0%

(1)

NOVA Chemicals establishes an appropriate long-term rate of return for each plan’s assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)	Ultimate trend rate expected to be achieved between 2011 and 2013. The assumed health care cost trend rate used to measure the 2005 expected cost of benefits covered by the plans is 11% on average.

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. All of NOVA Chemicals’ pension plans have accrued benefit obligations that exceed the fair value of plan assets as of December 31, 2005, and 2004. The accrued benefit obligation and the fair value of assets for these plans were $797 million and $585 million, respectively, at December 31, 2005, and $668 million and $506 million, respectively, at December 31, 2004. Included in the accrued benefit obligation and fair value of plan assets at December 31, 2003, are the following amounts in respect of plans that are not fully funded: accrued benefit obligation – $563 million and fair value of plan assets – $418 million.

Expected benefit payments for the defined benefit pension plans are $34 million for 2006, $34 million for 2007, $58 million for 2008, $41 million for 2009, $43 million for 2010 and $271 million for the five years thereafter.

Expected benefit payments for the post-retirement plans are $3 million for 2006, $3 million for 2007, $3 million for 2008, $3 million for 2009, $4 million for 2010 and $21 million for the five years thereafter.

In 2006, NOVA Chemicals expects to fund its defined benefit pension plans by $60 million.

Defined Benefit Plan Assets

The Corporation’s investment strategy for defined benefit plans is determined for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan, the size of the assets, and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. The assets of each plan are currently invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

In Europe, the Corporation has pension plans in several countries that vary considerably in membership, liability structure, pension arrangement, and asset size. Given these differences, the asset allocation can vary significantly not only from the North American plans, but also by country. In addition, some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

The Corporation’s Canadian and U.S. plans are the most significant to the Corporation with 81% of total pension assets and 94% of total plan members in these plans. The asset allocation for these pension plans at the end of 2005, 2004, and 2003 and the target allocation for 2006, by asset category follows. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

ASSET CATEGORY	TARGET ALLOCATION		PERCENTAGE OF PLAN ASSETS
YEAR ENDED DECEMBER 31	2006	2005	2004	2003

Equities	60%	60%	60%	61%
Fixed Income	40%	40%	40%	39%
Total	100%	100%	100%	100%

Post-Retirement Benefits Other Than Pensions

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the accumulated post-retirement benefit obligation by an additional $6 million at December 31, 2005 for Canadian plans and $6 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $5 million and $5 million for Canadian and U.S. plans, respectively.

Defined Contribution Arrangements

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contributions to these plans in 2005 was $7 million (2004 — $7 million and 2003 — $6 million). In 2006, NOVA Chemicals expects to fund its defined contribution plans by approximately $7 million.

19. Asset Retirement Obligations

The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $18 million at December 31, 2005 will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants. In addition to the liability for active sites, the Corporation also has an asset retirement obligation liability for decommissioning and restoration costs associated with plant sites that have been divested or are no longer in use. The accrued liability associated with these sites is $3 million and is considered to be adequate at this time.

20. Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $543 million in total with annual amounts of $48 million in 2006, $41 million in 2007, $39 million in 2008, $42 million in 2009, $39 million in 2010, and $334 million thereafter. Rental expense under operating leases was $63 million in 2005 (2004 — $59 million and 2003 — $53 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $11,034 million in total with annual amounts of $3,825 million in 2006, $1,494 million in 2007, $881 million in 2008, $728 million in 2009, $430 million in 2010, and $3,676 million thereafter.

The Corporation is obligated under a long-term styrene monomer supply agreement to supply the NOVA Innovene joint venture with 50% of the joint venture’s styrene monomer feedstock requirements.

21. Segmented Information

The Corporation determines its reportable segments based on the structure of its operations, which are primarily focused in two principal business segments – Olefins/Polyolefins and Styrene/Styrenic Polymers (Styrenics). These operations involve the production and marketing of ethylene and polyethylene resins, and styrene monomer and styrenic polymers, respectively.

Financial Information By Business Segment

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Revenue
Olefins and polyolefins	$3,586	$3,230	$2,559
Styrenics	2,259	2,324	1,579
Intersegment eliminations	(229)	(284)	(189)
	$5,616	$5,270	$3,949
Depreciation and amortization
Olefins and polyolefins	$166	$181	$187
Styrenics	124	116	111
	$290	$297	$298
Operating income (loss)
Olefins and polyolefins	$437	$445	$98
Styrenics	(271)	(71)	(147)
Corporate and other(1)	(170)	(110)	(26)
	$(4)	$264	$(75)
Net income (loss)
Olefins and polyolefins	$241	$249	$2
Styrenics	(221)	(73)	(140)
Equity investments	—	—	37
Corporate and other(1)	(124)	76	100
	$(104)	$252	$(1)
Plant, property, and equipment additions (net)
Olefins and polyolefins	$256	$127	$74
Styrenics	163	115	56
	$419	$242	$130

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Assets
Olefins and polyolefins	$2,906	$2,510	$2,246
Styrenics	1,917	2,018	1,767
Corporate and other(2)	394	519	400
	$5,217	$5,047	$4,413

(1)  Corporate and other operating income (loss) includes the mark-to-market changes for stock-based compensation liabilities, profit sharing, restructuring, and other gains and losses.

(2)  Amounts include all cash and cash equivalents.

Financial Information By Geographic Area

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Revenue(1)
Canada	$1,976	$1,706	$1,414
United States	2,478	2,390	1,789
Europe and other	1,162	1,174	746
	$5,616	$5,270	$3,949
Export sales from Canadian operations
United States	$1,513	$1,393	$1,054
Europe and other	255	248	148
	$1,768	$1,641	$1,202
Operating income (loss)
Canada	$330	$386	$4
United States	(147)	(94)	(66)
Europe and other	(187)	(28)	(13)
	$(4)	$264	$(75)
Equity in earnings of affiliates
Canada	$—	$	$39

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Assets(2)
Canada	$3,163	$2,943	$2,600
United States	1,235	1,303	1,113
Europe and other	791	773	673
Investments	28	28	27
	$5,217	$5,047	$4,413

(1)  Based on location of customer.

(2)  Based on location of the operating facility.

22. Financial Instruments

Financial Instrument Fair Values

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable, bank loans, and accounts payable approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	CARRYING AMOUNT(1)			ESTIMATED FAIR VALUE(2)
DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003	2005	2004	2003

Long-term debt	$2,038	$1,714	$1,682	$2,050	$1,798	$1,737

(1)  Includes debt installments due within one year.

(2)  The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analysis, based on NOVA Chemicals’ current incremental borrowing rates for similar borrowing arrangements.

Foreign Exchange Risk Management

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, a portion of the Corporation’s expenditures are incurred in Canadian dollars and euros. At December 31, 2005, NOVA Chemicals had no foreign currency forward exchange contracts outstanding nor any plans to enter into any such contracts.

Stock Price Volatility Risk Management

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans. Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation’s common stock. In 2005, the Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66. The forward transactions are cash-settled at the end of a 3-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation’s common stock price on the NYSE and the average execution price. If the Corporation’s common stock price is in excess of the average execution price on the settlement date, the Corporation will receive the difference per share in cash, and if the Corporation’s common stock price is less than the average execution price, the Corporation will pay the difference per share in cash. The forward transactions include an interest component, which is accrued and payable by the Corporation on settlement of the forward transactions. The average execution price is determined by reference to the average forward price, less the interest component, and is $37.56. If the Corporation’s common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation’s common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans, and as long-term receivables or payables. At December 31, 2005, the mark-to-market value of the share forward transactions was a $15 million unrealized loss, which is included in long-term liabilities.

Commodity Price Risk Management

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements.

Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

At December 31, 2005, 2004, and 2003, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

DECEMBER 31		2005	2004	2003

Basis swaps
Notional volume	mcf millions	—	12.6	76.0
Weighted-average basis differential per mcf (1)	U.S.	$—	$0.61	$0.52
Estimated fair value (2)	U.S. millions	$—	$(3)	$(18)
Term to maturity	Months	—	1-3	1-15
Options
Notional volume — calls	mcf millions	—	1.1	3.6
Notional volume — puts	mcf millions	—	8.6	33.5
Weighted-average price per mcf — calls	U.S.	$—	$5.05	$6.27
Weighted-average price per mcf — puts (3)	U.S.	$—	$2.50	$2.42
Estimated fair value (4)	U.S. millions	$—	$1	$1
Term to maturity	Months	—	1-3	1-15

(1)	The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.
(2)	The Corporation crystallized the losses on all of the basis swaps by placing offsetting positions. These crystallized losses will be recognized in income at their originally intended maturity dates.
(3)	The Corporation will pay the difference between the NYMEX market price and the contract price (if contract is higher than market).
(4)	Unrealized before-tax gain (loss).

At December 31, 2005, 2004, and 2003, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

DECEMBER 31		2005	2004	2003

Notional volume (1)	bbls millions	5.4	4.0	6.4
Weighted-average price per bbl	U.S.	$51.56	$42.67	$29.96
Estimated fair value (2)	U.S. millions	$19	$12	$9
Mark-to-market (3)	U.S. millions	$19	$9	$—
Term to maturity	Months	1-19	1-24	1-36

(1)  The year 2005 includes 2.3 million bbls of crude contracts and 3.1 million bbls of lpg contracts.

(2)  Unrealized gain (loss).

(3)  Recognized before-tax gain, equal to unrealized gain less deferred transitional gain.

At December 31, 2005, 2004, and 2003, the notional volume and estimated fair value of outstanding derivative contracts for benzene are as follows:

DECEMBER 31		2005	2004	2003

Notional volume	gls millions	—	0.2	—
Weighted-average price per gl (1)	U.S.	$—	$3.05	$—
Estimated fair value (2)	U.S. millions	$—	$(2)	$—
Mark-to-market (3)	U.S. millions	$—	$(2)	$—
Term to maturity	Months	—	1-3	—

(1)  Benzene swaps, options, collars.

(2)  Unrealized loss.

(3)  Recognized before-tax loss.

In addition to the crystallized and outstanding positions described in the tables above, the Corporation has liquidated certain natural gas and crude oil positions. Gains on these positions attributable to changes in value prior to January 1, 2004 were deferred and are being recognized in income (loss) at the original maturity dates. The unamortized portion of liquidated gains was $nil million at December 31, 2005 (2004 – $3 million).

The Corporation has recognized a net pre-tax gain of $19 million from commodity risk management activities in income (loss) for the year ended December 31, 2005 (2004 – $24 million). This gain is the result of $7 million (2004 – $16 million) of realized net gains from settled, crystallized, and liquidated positions and $12 million (2004 – $8 million) of net mark-to-market gains on unrealized positions. Gains and losses on commodity-based derivatives are included in feedstock and operating costs.

Interest Rate Risk Management

When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR based payments over the terms of the related debt. In 2005, the Corporation had fixed-for-floating interest rate swaps outstanding on $300 million (2004 – $300 million and 2003 – $550 million) of medium-term notes. These positions had an estimated fair-market value of $(3) million at December 31, 2005 ($(2) million at December 31, 2004, and $4 million at December 31, 2003).

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, which mature in 2006 and 2009.

Credit Risk Management

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties that it currently transacts with will fail to meet their obligations. At December 31, 2005, 2004, and 2003, NOVA Chemicals’ credit exposure was $nil million for foreign currency instruments, $nil million (2004 – $nil million and 2003 – $4 million) for interest rate instruments, $19 million (2004 – $11 million and 2003 – $3 million) for commodity-based instruments and $nil million for share based instruments.

Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

23. United States Generally Accepted Accounting Principles

Reconciliation To Accounting Principles Generally Accepted In The United States

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation’s consolidated net income (loss) and balance sheet are as follows:

YEAR ENDED DECEMBER 31(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003

Net income (loss) in accordance with Canadian GAAP	$(104)	$252	$(1)
Add (deduct) adjustments for:
Start-up costs (1)	(13)	5	4
Foreign exchange derivative instruments and hedging activity (2)	—	—	3
Other derivative instruments and hedging activity (2)	(3)	—	(7)
Inventory costing (3)	4	4	(1)
Equity in earnings of affiliate (4)	—	—	(1)
Changes in accounting policies (5)	—	(7)	5
Other gains (6)	—	—	42
Other	1	—	1
Net income (loss) in accordance with U.S. GAAP	$(115)	$254	$45
Net income (loss) per share using U.S. GAAP
— Basic	$(1.39)	$2.93	$0.52
— Diluted	$(1.39)	$2.73	$0.51
Comprehensive income (loss) (net of tax) (7)
Net income (loss) in accordance with U.S. GAAP	$(115)	$254	$45
Cumulative translation adjustment (8)	(29)	121	395
Less: Reclassification of amounts included in net income (loss)	—	—	(54)
Unrealized gain on cash flow hedging instruments
(less tax of $(2) in 2003) (2)	—	—	4
Equity in comprehensive loss of affiliate (4)	—	—	(3)
Minimum pension liability adjustments (less tax of $6, $nil and $2) (9)	(9)	1	(3)
Comprehensive income in accordance with U.S. GAAP	$(153)	$376	$384
Accumulated other comprehensive income (7)
Cumulative translation adjustment (8)	$303	$332	$211
Minimum pension liability (9)	(12)	(3)	(4)
Accumulated other comprehensive income	$291	$329	$207

DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003

Balance sheet items in accordance with U.S. GAAP
Current assets (2),(3)	$1,455	$1,482	$959
Investment and other assets (1),(2),(4),(9)	159	139	157
Plant, property, and equipment (net) (1),(5)	3,604	3,429	3,311
Current liabilities (2)	(1,293)	(893)	(585)
Long-term debt (2),(5)	(1,742)	(1,625)	(1,703)
Deferred credits and long-term liabilities (2),(9)	(972)	(1,030)	(829)
Common shareholders’ equity	$1,211	$1,502	$1,310

(1)  Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation’s start-up costs.

(2)  Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income (loss). Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity based and other derivative instruments used by the Corporation. For information regarding the Corporation’s use of derivatives and hedging activities under Canadian GAAP, see Note 22.

(3)  Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4)  Equity in Earnings of Affiliate. NOVA Chemicals’ share of adjustments to financial information and results of operations of equity investments to comply with U.S. accounting principles.

(5)  Changes in Accounting Policies. On January 1, 2005, NOVA Chemicals adopted the Canadian and U.S. GAAP recommendations for certain types of mandatorily redeemable shares and other financial instruments, which require these instruments to be classified as liabilities rather than equity. See Note 2.

On January 1, 2004, NOVA Chemicals adopted the fair value method of accounting for equity settled stock-based compensation, as more fully described in Note 2.

On January 1, 2003, the Corporation adopted SFAS No. 143, Accounting for Asset Retirement Obligations. This standard and the CICA standard, also adopted on January 1, 2003, and discussed in Notes 2 and 19, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income (loss) in the period of adoption, whereas under Canadian GAAP, it is reflected as a charge or credit to reinvested earnings.

(6)  Other Gains. Difference in gain on disposition of investment in Methanex resulting from different cost basis under U.S. GAAP.

(7)  Comprehensive Income. U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss). This statement is not currently required under Canadian GAAP.

(8)  Cumulative Translation Adjustment. Under U.S. GAAP, unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

(9)  Minimum Pension Liability. SFAS No. 87, Employer’s Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects. At December 31, 2005, an AML and an intangible asset, in the amount of $22 million and $4 million, respectively, have been recognized, resulting in a charge of $12 million (net of tax) to other accumulated comprehensive income (loss).

(10)  Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity, however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

Other Disclosures

Stock-based Compensation. SFAS No. 123 Accounting for Stock-Based Compensation, defines a fair-value based method of accounting for employee stock options and encourages the use of this method to account for stock compensation plans. NOVA Chemicals adopted the fair-value method of accounting for stock-based compensation on January 1, 2004.

The following table outlines the impact on the Corporation’s 2003 U.S. GAAP results had compensation expense for the stock option plan been determined based on the fair value method as prescribed under SFAS No. 123:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2003

Net income in accordance with U.S. GAAP
As reported	$45
Pro forma	$38
Earnings per share — basic
As reported	$0.52
Pro forma	$0.44
Earnings per share — diluted
As reported	$0.51
Pro forma	$0.44